UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Company is providing the following update to its shareholders.

Bitcoin Treasury Update

In response to market conditions, between December 29, 2025 and February 6, 2026, the Company sold an aggregate of 96 bitcoin (“BTC”) at an average price of approximately US$73,238 per BTC, generating gross proceeds of approximately US$7.0 million. The proceeds were applied toward repayment of the Company’s Bitcoin-backed loan, reducing the outstanding balance by approximately US$5.2 million from approximately US$8.5 million to approximately US$3.3 million.

As of February 6, 2026, the Company holds 84.15 BTC in its treasury and has a remaining loan balance of approximately US$3.3 million. The loan may be repaid without penalty at any time, and the Company does not hold any other form of debt.

The Company will proceed with future raising and deployment of funds between Bitcoin purchases and sales, paying down its remaining debt and share buybacks with an ongoing view of continuing to maximise shareholder value whilst building the performance and profitability of its core operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: February 06, 2026
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)